UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1  )*

                          Xechem International, Inc.
                               (Name of Issuer)

                  Common Stock, par value $0.00001 per share
                        (Title of Class of Securities)

                                  983895-10-3
                                (CUSIP Number)

Paul F. Plattner, Carle Clinic, 2300 North Vermilion Street,
                           Danville, Illinois 61832

                                 (217) 431-7830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                   Copy to:
Michael H. Margulis, Esq., Duane, Morris & Heckscher LLP, 122 East 42nd Street
                   New York, New York  10168 (212) 692-1030

                                  April 21, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO. 983895-10-3                                    Page 2 of   Pages

1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Paul F. Plattner
2)    Check the Appropriate Box if a Member of a Group*               (a) [  ]
                                                                      (b) [  ]

3)    SEC Use Only

4)    Source of Funds*
      00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)    Citizenship or Place of Organization

      United States


                                  Number of
                                    Shares
                                 Beneficially
                                Owned by Each
                               Reporting Person
                                     With

      -------------------------------------------------------------------------
7)    Sole Voting Power

      0 (But see Items 4 and 5 below)
      -------------------------------------------------------------------------
8)    Shared Voting Power

      7,000,000 (But see Items 4 and 5 below)
      -------------------------------------------------------------------------
9)    Sole Dispositive Power

      7,000,000 (But see Items 4 and 5 below)
      -------------------------------------------------------------------------
10)   Shared Dispositive Power

      0 (But see Items 4 and 5 below)
      -------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned By Each Reporting Person

      7,000,000 (But see Items 4 and 5 below)
      -------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      -------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)
      -------------------------------------------------------------------------
      5.35%
      -------------------------------------------------------------------------
14)   Type of Reporting Person*

      IN
      -------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 (this "Amendment") to a statement on Schedule 13D (the "Statement") with respect to the common stock, par value $0.00001 per share (the "Common Stock"), of Xechem International, Inc., a Delaware corporation (the "Company"), is being filed on behalf of Paul F. Plattner. Capitalized terms used in this Amendment but not defined herein have the respective meanings as defined in the Statement.

Item 3  Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        The information set forth under Item 3 of the Statement is hereby amended by adding at the end thereof the following:

        On April 21, 1998, Dr. Plattner completed the acquisition of 7,000,000 shares of Common Stock through his Roth IRA account for $.05 per share. The source of funds for such purchase was personal funds.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        The information set forth under Item 5 of the Statement is hereby amended by restating the first paragraph thereof in its entirety to read as follows:

      Dr. Plattner beneficially owns 7,000,000 shares of Common Stock, consisting of 1,000,000 shares owned directly by Dr. Plattner and 6,000,000 shares owned by him in his Roth IRA account, representing approximately 5.35% of the outstanding shares of Common Stock (based on an aggregate of 130,828,439 shares of Common Stock outstanding as of April 21, 1998, as supplied by the Company).



                             Page 3 of 4 Pages

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Paul F. Plattner
                                                    ---------------------------
                                                    Paul F. Plattner


Dated: April 22, 1998

                             Page 4 of 4 Pages